DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina  27612-2350
www.dlapiper.com

Laura K. Sirianni
laura.sirianni@dlapiper.com
T   919.786.2025
F   919.786.2225

April 27, 2011
VIA EDGAR

Ms. Sonia Barros
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3010 CF/AD8
Washington, DC  20549-3628

Re:	Bluerock Enhanced Multifamily Trust, inc.
Post-Effective Amendment No. 6 to Form S-ll
Filed April 19, 2011
File No, 333-153135

Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 333-153135

Dear Ms. Barros:

On behalf of our client, Bluerock Enhanced Multifamily Trust, Inc. (the “Company”), we are writing to address the comment letter from the Staff of the Commission’s Division of Corporation Finance to R. Ramin Kamfar, Chief Executive Officer of the Company, dated April 21, 2011, regarding the above-referenced filing.  For your convenience, we have reproduced the comments below, along with our responses.   We respectfully request permission to include the additional disclosures requested by the Staff in the Company’s 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment.

Supplement No. 4 dated April 18, 2011

Investment Portfolio, page 2

1.	Please disclose the capitalization rates for your property acquisitions. Please also disclose how you calculate capitalization rates and describe any assumptions used.

Response:  The Company filed a post-effective amendment on January 31, 2011 pursuant to its Guide 5 20.D undertaking that included capitalization rate disclosure for its recent acquisitions.  The Company has not had any acquisition activity since the third quarter of 2010 and, therefore, omitted a discussion of capitalization rates in this post-effective amendment filed pursuant to its Section 10(a)(3) obligations.  The Company will revise the portfolio summary table it includes on page 2 of Supplement No. 4 to include an additional column that provides the above-requested information as follows ($ in thousands):

Ms. Sonia Barros
Securities and Exchange Commission
April 27, 2011

	Multifamily Community Name/Location	Approx. Rentable Square Footage	Number of Units	Date Acquired	Property Acquisition Cost(1)	Capitalization Rate(2)	Joint Venture Equity		Approx. Annualized Base Rent
							Investment Information
							Amount of Our Investment Net of Distributions and Cumulative Gains/(Losses)	Our Ownership Interest in Property Owner		Average Annual Effective Rent Per Unit	Approx. % Leased
	Springhouse at Newport News/Newport News, Virginia	310,826	432	12/3/2009	$29,250	8.3%	$1,798	37.50%	$4,150	$9	92%
	The Reserve at Creekside Village/Chattanooga, Tennessee	211,632	192	3/31/2010	$14,250	7.4%	$320	23.31%	$2,070	$10	97%
	The Apartments at Meadowmont/Chapel Hill, North Carolina	296,240	258	4/9/2010	$36,960	6.8%	$1,240	16.25%	$3,940	$15	92%
	The Estates at Perimeter/ Augusta, Georgia	266,148	240	9/1/2010	$24,950	7.3%	$1,770	25%	$2,880	$12	90%
	Gardens at Hillsboro Village/ Nashville, Tennessee	187,460	201	9/30/2010	$32,390	6.45%	$1,190	12.50%	$3,240	$16	96%
	Total	1,272,306	1,323		$137,800		$6,318		$16,280	$12	95%

(1)	Property Acquisition Cost excludes acquisition fees and closing costs

(2)
The yield of the properties is equal to the estimated first year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first year net operating income is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time of acquisition, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property, contracts in place or under negotiation, and our plans for operation of the property for a one-year period of time after acquisition of the property. Estimated first year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and our company-level general and administrative expenses. Historical operating income is not necessarily indicative of future operating results.

Funds From Operations and Modified Funds from Operations, page 4

2.
We refer to Table 1 which presents your pro-rata share of MFFO generated by your indirect equity interests in properties.  We note that Table 1 provides no reconciliation to a comparable GAAP measure as required by Item 10(e) of Regulation S-K.  Please remove Table 1 from the prospectus.

Ms. Sonia Barros
Securities and Exchange Commission
April 27, 2011

Response:  In addition to presenting the Company’s pro-rata share of MFFO generated by its indirect equity interests in properties, Table I also includes the aggregate MFFO for the Company generated by these five property interests.  Table 2 then presents a reconciliation of aggregate MFFO to GAAP net loss.  The Company will revise the disclosure provided in Table 1 to provide a reconciliation to equity in loss of unconsolidated joint ventures as presented in its GAAP consolidated statement of operations as required by Item 10(e) of Regulation S-K.  Please see the revised disclosure regarding MFFO in response to comment 3 below for the reconciliation the Company will include.

3.
We note your statements on page 4 and 5 that you believe MFFO is helpful as a measure of your operating performance.  Please tell us why you believe MFFO, which excludes acquisition costs, is an appropriate measure of your historical operating performance given that a key aspect of your business strategy during the acquisition phase is to acquire additional properties and to hold properties for investment.

Response:  The Company will revise its current disclosure regarding MFFO to clarify that the Company presents MFFO as a helpful measure for assessing its current operating performance in future periods because it excludes one-time acquisition expenses related to its property investments.  Management believes acquisition expenses are more reflective of investing activities and therefore excluding these costs provides investors a helpful metric to assess the sustainability of the Company’s operating performance over time and not just during the Company’s acquisition phase.  The Company believes this is important for several reasons, one of which is the fact that although the Company’s business strategy is to acquire additional properties and to hold these properties for investment, the Company has not had consistent acquisition activity.  The Company invested in one property in 2009 and its remaining investments were made in the second and third quarters of 2010.  Since then, the Company has not made any additional investments.  In addition, the Company’s current public offering is scheduled to terminate in October 2011.  Unless the board of directors determines to extend the offering or to commence a follow-on public offering, the Company will no longer be in the offering/acquisition phase of its life cycle.  Therefore, in order to assess the sustainability of its operating performance in periods in which there is no acquisition activity, the Company uses and presents MFFO to its investors because it excludes acquisitions costs related to investment activity.  The revised MFFO disclosure to appear on pages 4 and 5 of Supplement No. 4 is as follows:

Funds from Operations and Modified Funds from Operations

Funds from operations (“FFO”) is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance.  We consider FFO to be an appropriate supplemental measure of our operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. We define FFO, consistent with the NAREIT’s definition, as net income, computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

Ms. Sonia Barros
Securities and Exchange Commission
April 27, 2011

In addition to FFO, we use modified funds from operations ("Modified Funds from Operations" or "MFFO"), which does not include one-time acquisition expenses to further evaluate our operating performance. We believe that MFFO with this adjustment, like those already included in FFO, is helpful ~~as a measure of operating performance because it excludes costs that management considers more reflective of investing activities or non-operating valuation changes. Accordingly, we believe that MFFO can be a useful metric to assist~~in assisting management, investors and analysts ~~in assessing~~assess the sustainability of ~~operating performance. Management's evaluation of~~ our operating performance in future periods, and in particular, after our offering and acquisition stages are complete because it excludes acquisition expenses ~~based on the following economic considerations:~~that affect property operations only in the period in which the property is acquired.  Thus, MFFO provides helpful information relevant to evaluating the Company’s operating performance in periods in which there is no acquisition activity.

           In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analysis differentiate costs to acquire the investment from the operations derived from the investment. Acquisition costs related to business combinations are to be expensed.  We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management's analysis of the investing and operating performance of our properties.  In addition, it provides investors with information about our operating performance so they can better assess the sustainability of our operating performance after our offering and acquisition stages are completed.  Acquisition expenses include those incurred with our advisor or third parties. The following tables present our calculation of FFO and MFFO for the years ended December 31, 2010 and 2009. Because we have been raising capital in our public offering since our inception, did not commence real estate operations until the end of 2009, and have made several additional equity investments in 2010, the results presented below are not directly comparable and should not be considered an indication of our historical operating performance.

Table 1 presents our pro-rata share of MFFO generated by our indirect equity interest in the properties and is reconciled to our equity in loss of unconsolidated joint ventures. Table 2 presents a reconciliation of our aggregate FFO and aggregate MFFO to our consolidated net loss.
TABLE 1

	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Total
Equity in Loss of unconsolidated joint ventures	$(339,168)	$(317,203)	$(234,136)	$167,490)	$(89,226)	$(1,147,224)
Pro rata share of unconsolidated JV depreciation and amortization	616,870	172,949	257,106	151,305	63,247	1,261,477
	282,088.83	(115,821.68)	24,706.26	(15,756.43)	(25,461.46)	149,756
Pro rata share of unconsolidated JV acquisition costs		154,802.14	83,840.69	96,638.39	62,970.59	398,252

Pro rata share of property level MFFO (1)	282,088.83	38,980.46	108,546.95	80,881.96	37,509.13	548,007

Ms. Sonia Barros
Securities and Exchange Commission
April 27, 2011

Affiliate loan interest (2)	(258,753)
MFFO before operating expenses	289,254
Operating expenses (3)	(495,739)
MFFO	$(206,485)
(1) All properties, except Springhouse were acquired in 2010.
(2) Short term notes to be paid from proceeds of the equity raise.
(3) Reflects up to the 2% operating expenses limitation on total operating expenses imposed by our charter.

TABLE 2	For the Year Ended
	December 31, 2010	December 31, 2009
Net loss	$(2,306,870)	$(438,921)
Add:
Pro rata share of unconsolidated JV depreciation and amortization (1)	1,261,477	79,139
FFO	(1,045,393)	(359,782)
Add:
Pro rata share of unconsolidated JV acquisitions costs (1)	426,211	135,689
Acquisition costs per income statement	362,766	191,953
Organizational costs	49,931	-
MFFO	$(206,485)	$(32,140)
(1) This represents our share of depreciation and amortization expense and acquisition costs at the properties that we account for under the equity method of accounting.

Operating cash flow, FFO and MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.

           Presentation of this information is intended to assist the reader in comparing the sustainability of the operating performance of different REITs, although it should be noted that not all REITs calculate FFO or MFFO the same way, so comparisons with other REITs may not be meaningful.  FFO or MFFO should not be considered as an alternative to net income (loss), as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to make distributions.  Both FFO and MFFO should be reviewed in connection with other GAAP measurements.

           Provided below is additional information related to selected non-cash items included in net loss above, which may be helpful in assessing our operating results.

•	Directors stock compensation of $56,875 and $36,250 was recognized for the years ended December 31, 2010 and 2009, respectively.

•	Amortization of deferred financing costs paid on behalf of our joint ventures of approximately $35,503 and $365 was recognized for the years ended December 31, 2010 and 2009, respectively.

Ms. Sonia Barros
Securities and Exchange Commission
April 27, 2011

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DLA Piper LLP (US)

/s/ Laura K. Sirianni

Laura K. Sirianni

cc:           R. Ramin Kamfar

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